UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)

                           United Retail Group, Inc.
                           -------------------------
                               (Name of Issuer)


                    Common Stock, $.001 par value per share
                (together with the associated right to purchase
                        one one-hundredth of a share of
                  Preferred Stock, $.001 par value per share)
                  -------------------------------------------
                        (Title of Class of Securities)


                                   911380103
                                   ---------
                                (CUSIP Number)


                               Raphael Benaroya
                         c/o United Retail Group, Inc.
                            365 West Passaic Street
                            Rochelle Park, NJ 07662
                                (201) 909-2000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 16, 2003
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)




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


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------- ----------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                   Raphael Benaroya
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a) [ ]
                 (b) [x]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY:

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS:

                   PF
--------- ----------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                        [  ]
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                   USA
--------------------------------------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER

      SHARES                       2,431,474

   BENEFICIALLY      ---------- -----------------------------------------------
                        8       SHARED VOTING POWER
     OWNED BY
                                   0
  EACH REPORTING     ---------- -----------------------------------------------
                        9       SOLE DISPOSITIVE POWER
    PERSON WITH
                                   2,431,474
                     ---------- -----------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                  0
--------- ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   2,431,474
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:  [x]
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   18.2%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   IN
--------- ---------------------------------------------------------------------

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


                                 Schedule 13D
                                 ------------

         This Amendment No. 12 amends and supplements the Schedule 13D originally filed on July 12, 1993 (as amended, the "Schedule 13D") with respect to the shares of Common Stock, $.001 par value per share (together with the associated right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, the "Shares"), of United Retail Group, Inc., a Delaware corporation (the "Issuer").

Item 2.    Identity and Background

         Item 2(c) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         The present principal occupation or employment of the reporting person is Chairman of the Board, President and Chief Executive Officer of the Issuer. The Issuer operates a chain of retail specialty stores and an Internet website selling large size women's apparel, accessories and footwear.

Item 4.    Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         The reporting person continues to hold his Shares as an investment. The reporting person currently intends to seek to acquire additional Shares through participation in employee plans of the Issuer or exercise of employee stock options, in the open market, in privately negotiated transactions or otherwise. The reporting person intends to review his investment in the Issuer on a continuing basis and reserves the right to acquire additional Shares; maintain his holdings at current levels; or dispose of Shares in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the price levels and availability of Shares; general market, economic and other conditions; alternative investment opportunities; the reporting person's assessment of the value to price relationship and other future developments.

         Except as set forth above under this Item 4, the reporting person has no present plans or proposals in his capacity as a stockholder that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


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

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a) The reporting person beneficially owns an aggregate of 2,431,474 Shares (including 410,272 Shares which the reporting person has the right to acquire within 60 days), or 18.2% of the outstanding Shares (based on the number of Shares outstanding as set forth in the Proxy Statement of the Issuer filed on April 23, 2003).

                  The aggregate number of Shares beneficially owned by the reporting person excludes 57,500 Shares donated to and held by a private charitable foundation, as to which the reporting person disclaims beneficial ownership.

         (b) The reporting person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the 2,431,474 Shares described in (a) above.

         (c) The reporting person did not effect any transaction involving Shares during the last 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the reporting person except with respect to Shares pledged to secure payment of indebtedness of the reporting person on a margin account with a brokerage firm.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            May 16, 2002



                                            By:  /s/ Raphael Benaroya
                                                 --------------------------
                                            Name:  Raphael Benaroya






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